MK

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

12014539

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORALES & CO. CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7878 STRATFORD LN.
(No. and Street)

ATLANTA	GA	30350
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB GROSS COLLINS, P.C.
(Name – *if individual, state last, first, middle name*)

3300 CUMBERLAND BLVD.	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID R. MORALES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORALES & CO. CAPITAL MARKETS, LLC, as of 12/31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DRM

Signature

CEO & MANAGING DIRECTOR

Title

BONNIE FRAWLEY MY COMMISSION EXPIRES MARCH 13 2012 COBB CO. GEORGIA NOTARY PUBLIC

Bonnie Frawley 2/29/2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010 and Period from March 4, 2008 (Inception) to December 31, 2011

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

CONTENTS

	Pages
Independent Auditors' Report	1
Financial Statements	
Financial Condition	2
Income	3
Changes in Member's Equity	4
Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation of the Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	12-13

HLB Gross Collins

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Member of

Morales & Co. Capital Markets, LLC

We have audited the accompanying statements of financial conditions of

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

as of December 31, 2011 and 2010, and the related statements of income, changes in member's equity and cash flows for the years then ended and the period from March 4, 2008 (Inception) to December 31, 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morales & Co. Capital Markets, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended and the period from March 4, 2008 (Inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included on pages 9 through 11 required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Atlanta, Georgia
February 29, 2012

HLB Gross Collins, P.C.

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473
www.hlbgrosscollins.com "Local In Touch - Global In Reach"

MORALES CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

	2011	2010
CURRENT ASSETS		
ASSETS		
Cash	$ 17,078	$ 6,888
Other assets	779	147
TOTAL ASSETS	$ 17,857	$ 7,035
LIABILITIES		
Accounts payable and accrued expenses	$ 4,280	$ -
MEMBER'S EQUITY		
MEMBER'S EQUITY, including accumulated deficit during the development stage of $83,923	13,577	7,035
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 17,857	$ 7,035

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

STATEMENTS OF INCOME

Years Ended December 31, 2011 and 2010 and Period from March 4, 2008 (Inception) to December 31, 2011

	2011	**2010**	**March 4, 2008 (Inception) to December 31, 2011**
REVENUE:			
Interest income	$ -	$ 2	$ 165
TOTAL REVENUE	-	2	165
EXPENSES:			
Professional fees	17,230	17,625	53,598
Rent expense	3,816	3,816	10,176
Dues and subscriptions	125	150	275
Regulatory fees	942	1,062	15,080
Training	100	-	100
Computer and internet expenses	360	-	360
Insurance	-	655	1,365
Administrative expenses	1,885	737	3,134
TOTAL EXPENSES	24,458	24,045	84,088
NET LOSS	$ (24,458)	$ (24,043)	$ (83,923)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

Years Ended December 31, 2011 and 2010

	Total Member's Equity
Balance at December 31, 2009	$ 24,078
Net loss	(24,043)
Capital contributions	7,000
Balance at December 31, 2010	7,035
Net loss	(24,458)
Capital contributions	31,000
Balance at December 31, 2011	$ 13,577

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011 and 2010 and Period from
March 4, 2008 (Inception) to December 31, 2011

	2011	2010	March 4, 2008 (Inception) to December 31, 2011
CASH, BEGINNING OF YEAR	$ 6,888	$ 26,475	$ -
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	(24,458)	(24,043)	(83,923)
Adjustments to reconcile net loss to net cash used in operating activities			
Changes in assets (increase) decrease			
Other assets	(632)	-	(779)
Changes in liabilities increase (decrease)			
Accounts payable and accrued expenses	4,280	(2,544)	4,280
NET CASH USED IN OPERATING ACTIVITIES	(20,810)	(26,587)	(80,422)
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital contributions	31,000	7,000	97,500
NET INCREASE (DECREASE) IN CASH	10,190	(19,587)	17,078
CASH, END OF YEAR	$ 17,078	$ 6,888	$ 17,078
SUPPLEMENTAL CASH FLOW DISCLOSURES:			
Interest received	$ -	$ 2	$ 165

The accompanying Notes to Financial Statements are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010 and Period from March 4, 2008 (Inception) to December 31, 2011

(1) Description of business

Description of the business – Morales & Co. Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Georgia Limited Liability Company formed on March 4, 2008 (Inception). The Company's registration as a broker-dealer with the SEC became effective on April 20, 2009.

The Company is in the development stage, as planned principal operations are yet to commence. The Company has been primarily engaged in setting up as a broker dealer entity. This stage is characterized by expenditures for fulfilling the requirements to operate as an SEC registered broker dealer. Once the Company's planned principal operations commence, its focus will be on serving small to mid-size private or publicly-traded companies, subsidiaries or divisions of large corporations and institutional investors in mergers and acquisition transactions (buying and selling) that could result in an exchange of securities.

(2) Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and cost recognition - Revenues from investment advisory and consulting services would be contingent upon the successful completion of services provided. Revenue will be recognized on the date of settlement or closing of a transaction and when the income is reasonably determinable. All related expenses arising from these transactions will also be recorded in the same period in which the revenues are earned.

Cash - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Concentration of credit risk - The Company maintains its cash and cash equivalents in bank accounts which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such accounts.

(2) Summary of significant accounting policies (continued)

Fair value of financial instruments - The financial instruments consist of cash, accounts payable and other short term assets. The book values of these financial instruments approximate their fair values, principally because of their short-term maturities.

Income Taxes - The Company is organized as a limited liability company for income tax purposes and has elected to be taxed as a proprietorship. The sole member of the Company is responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the member.

The Company recognizes and measures its uncertainty in income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense when new information is available, or when an event occurs that requires a change. Management is unaware of any unrecognized tax positions in existence as of December 31, 2011 and 2010.

Reclassification – Certain accounts in the 2010 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2011 financial statements.

(3) Member's equity

The Company was formed on March 4, 2008, as a limited liability company ("LLC") in accordance with the Georgia Limited Liability Company Act, and subject to the provisions of an Operating Agreement. The Company is a single-member LLC. The member made capital contributions of $31,000 in 2011 and $7,000 in 2010. There were no capital withdrawals in 2011 and 2010. The Company has made cumulative capital contributions of $97,500 since Inception. There have been no capital withdrawals since Inception.

Member's equity includes accumulated deficit since Inception of $83,923.

In February 2012, subsequent to the balance sheet date, the single member made a capital contribution of $15,000.

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 for twelve months after commencing business as a broker dealer (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $12,798, which was $7,798 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.33 to 1 as of December 31, 2011. At December 31, 2010, the Company had net capital of $6,750, which was $1,750 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 as of December 31, 2010.

(5) Related party transaction

The Company leases office space from the sole member, under an operating lease agreement. Rent expense was $3,816 in 2011 and 2010. The Company has charged related party rent expense of $10,176 since Inception.

The future minimum lease commitment is as follows:

Year ending December 31,	Amount
2012	$ 3,498

(6) Commitments and Contingencies

The Company has an obligation under its operating lease with initial noncancelable term in excess of one year, as disclosed in Note 5.

There are no guarantees, whether written or oral, under which the Company is contingently liable.

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under an Engagement Agreement. The Company recorded an accrual for outstanding professional fees of $3,080 due to a court judgment in January 2012 on the termination of a service provider during 2011. Total accrued expense of $4,080, relating to this matter is included in accounts payable and accrued expenses in the statement of financial position as of December 31, 2011.

(7) Evaluation of subsequent events

The Company has evaluated subsequent events through February 29, 2012, the date which the financial statements were available to be issued, and has determined that there are no additional subsequent event matters that require recognition or disclosure in the financial statements..

SUPPLEMENTARY INFORMATION

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

NET CAPITAL		
Total member's equity	$	13,577
Deductions and/or charges:		
Other asset		779
Net Capital	$	12,798
Aggregate indebtedness		
Accounts payable and accrued expense	$	4,280
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	7,798
Ratio: Aggregate indebtedness to net capital		0.33 to 1

The differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011, is due to an additional accrual of $3,080 recorded in January 2012. See Note 6 to the financial statements.

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3 operating under the k(2)(i) exemption.

MORALES & CO. CAPITAL MARKETS, LLC
(A Development Stage Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the 5(2)(i) exemption.

HLB Gross Collins
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of

Morales & Co. Capital Markets, LLC

In planning and performing our audit of the financial statements of Morales & Co. Capital Markets, LLC (the "Company") as of December 31, 2011 and 2010, and for the years then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473
www.hlbgrosscollins.com "Local In Touch - Global In Reach"

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 29, 2012